Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 333-124748
THIS FILING CONSISTS OF A NEWS RELEASE IN CONNECTION WITH KEEN ENGINEERING’S LETTER OF INTENT TO JOIN WITH STANTEC INC. (“STANTEC”).
Additional Information and Where to Find It
In connection with the proposed merger, Stantec and The Keith Companies, Inc. (“TKC”) have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:
Stantec
10160 – 112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330
and from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121
Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

News Release
For Immediate Release
Keen Engineering signs letter of intent to join Stantec
EDMONTON AB (August 26, 2005) TSX: STN; NYSE SXC
Stantec announced today that Keen Engineering (Keen) has signed a letter of intent to join with Stantec. Keen—headquartered in Vancouver, British Columbia with approximately 275 employees and 10 offices in Canada and two in the United States—is considered to be one of the leading sustainable building systems design firms in North America. The transaction is expected to close in October.
“The addition of Keen is an important step in the evolution of Stantec’s sustainable design capabilities,” says Tony Franceschini, Stantec President & CEO. “When Keen’s 163 LEED ® accredited professionals are combined with our existing capabilities in building systems as well as architecture, interior design and other related services, Stantec will have one of the largest sustainable design teams in North America with over 280 LEED® accredited professionals.”
Keen is a progressive consulting engineering firm specializing in sustainable mechanical, electrical, and plumbing design for buildings and facilities. The company is one of the leaders and advocates of the green building design movement throughout North America. Keen has provided professional services for over 45 years and has offices in Vancouver, Victoria, Abbotsford, Kamloops, and Kelowna, British Columbia; Calgary and Edmonton, Alberta; Toronto and Ottawa, Ontario; Montreal, Quebec; Seattle, Washington; and San Francisco, California.
“Joining Stantec will accelerate our vision of being a top-tier integrated building design firm promoting sustainable development,” says Kevin Hydes, Keen President & CEO. “As a part of Stantec we will have access to resources that will immediately allow us to enhance the depth and breadth of services provided to our clients.”
Stantec and Keen have worked together on a number of design projects including the Vancouver International Airport and the Winnipeg International Airport.
For more information visit http://announcements.stantec.com/keen
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 4,500 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Media Contact	Investor Contact	Keen Contact
Kris Connor	Simon Stelfox	Kevin Hydes
Media Relations	Investor Relations	President & CEO
Stantec	Stantec	Keen Engineering
Tel: 780-969-2015	Tel: 780-917-7288	Tel: 514-486-5336
stantec.com